Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

24-06-2024

Joint open investor meeting of JBT and Marel

CORPORATE SPEAKERS:

Tinna Molphy

Marel; Director Investor Relations at Marel

Brian Deck

John Bean Corporation; President and Chief Executive Officer

Arni Sigurdsson

Marel; Chief Executive Officer

Matthew Meister

John Bean Corporation; Executive Vice President and Chief Financial Officer

Benedikt Gislason

Arion Bank; Chief Executive Officer

PRESENTATION:

Benedikt Gislason^ Thank you and welcome everybody to this open investor meeting in relation to the takeover offer by John Bean Technologies Corporation for the entire shareholding of Marel ehf. Let me begin by expressing the gratitude and honor for Arion Bank, to have the opportunity to take part in and advice on this landmark transaction concerning one of the largest listed Icelandic companies.

From Marel’s inception as a university startup in 1983 and its listing on the stock exchange almost 32 years ago, Marel has been the champion of Icelandic industry.

As a leading company in Iceland it has always been well known to us here at Arion, as we and our predecessors, Bunadarbanki Islands and Kaupthing, have supported and followed Marel and its shareholders, many thousands of them in fact, through its growth phases, from its listing on the Icelandic stock exchange on the 29th of June 1992 to the Euronext listing in 2019 and all the way to becoming the global leader in the field of food processing technology as it is today.

It is therefore a particular pleasure for us at Arion to be today acting as an advisor for John Bean Technologies, another leading global technology provider to high value segments of the food and beverage industry– in its bid to acquire Marel for the purpose of having those two pioneers to join hands as JBT Marel.

In order to pursue and realize their joint future potential and growth opportunities for the benefit of all of their current and prospective shareholders, clients and employees; US, Icelandic and international.

I look forward to hearing Brian Deck, the CEO of JBT, and Matthew Meister, its CFO as well as Arni Sigurdsson, Marel’s CEO, outlining the joint strategy proposed for the new combined company, JBT Marel. And the benefits that this proposed transaction is likely to entail for the various stakeholders of the two companies, should the takeover succeed.

I will now hand over to Tinna Molphy, the Investor Relations Manager at Marel– who will run through a few housekeeping issues – ahead of a highly interesting presentation given today by these three gentlemen and the Q&A session that will follow.

Tinna Molphy^ Thank you Benedikt. On behalf of JBT and Marel, Góðan daginn og velkomin öll sömul and for those of you that are not fluent in Icelandic that means good afternoon and a warm welcome to this joint investor meeting relating to JBT’s voluntary takeover offer for all Icelandic issued shares in Marel.

Slide 2: My name is Tinna Molphy, director of investor relations at Marel, and I’ll be acting as your moderator today. An important housekeeping:

Slide 3: Today’s meeting and webcast will contain forward-looking statements which are subject to the safe-harbor language, shown on this slide. JBT’s periodic SEC-filings also contain risk factors that may have impact on financial results and the completion of the transaction. Please visit JBT’s investor relations’ website for more details. We will also use non-GAAP and non-IFRS measures in this presentation and reconciliations to them most comparable GAAP and IFRS-numbers are in the appendix.

Slide 4: Now, as Benedikt mentioned, we will start today by the presentation delivered by Brian Deck, the President and CEO of JBT, Arni Sigurdsson, the Chief Executive Officer of Marel and Matt Meister, the Chief Financial Officer of JBT. JBT and Marel are two complementary industry leaders, with innovative solutions, software and services, for the global food and beverage processing industry.

And in today’s presentation, Brian, Arni and Matt will cover the compelling industrial logic in the combination and the opportunity potential of the merger. They will also provide insights into the structural growth drivers in our sizeable addressable markets, and the exciting value creation opportunities to the benefit of our shareholders and wider stakeholders.

Now, Q&A. When we get to the Q&A, there will be ways to ask a question. For the audience present here today, just please raise your hand, and we will make sure you’re handed a mic, at which point please ask your question. For our online audience, Please email your question to jbtmarel.questions@arionbanki.is, which we will then revise (33.11) and we may group some of the questions if they are similar. With that, I would like to introduce to the stage JBT President and CEO, Brian Deck, Marel’s CEO Arni Sigurdsson and JBT’s CFO, Matt Meister. Over to you. *Applause*.

Brian Deck^ Alright, good afternoon everybody, what a wonderful showing. I really appreciate the outpouring of support that we are receiving here today and looking forward to continuing one on one conversations for the rest of the week. So again, thanks very much. I appreciate your patience. I know that it’s taken a little bit of time to get to this stage. But very excitingly we launched the voluntary takeover offer this morning. So very much looking forward to continuing on that process and as a part of that we’ll give you some really great insight into JBT Marel.

Slide 5: First and foremost, we are very excited at the possibility of leveraging the full power of JBT and Marel, to fortify the future of food and transform the way it‘s processed. And most importantly, it’s for the benefit of our customers. Their efficiency, their sustainability and to continue to support them on their journey, as they look for partners to support them and afford them integrated solutions and getting the results that I just suggested. We saw their pain points and we create value for the shareholders, other stakeholders, and employees along the way. And very importantly, this is driven by the purpose of each entity JBT and Marel.

As we’ve come to see, as I worked with Arni and team over the last several weeks, we’ve found that we have a very common purpose and view on the world. And we’ve got a tremendous and talented team that believes in that purpose. So we look to leverage that. And as such, I would like Arni to talk a little bit about how he views the common purpose across the two organizations.

Slide 6: Arni Sigurdsson^ Thank you Brian. I am really excited to be here with the JBT team and to be speaking here with you all today. I am very proud of what the Marel team has accomplished since our beginning in 1983 in Iceland. Over time we have built a leading global platform of equipment, services and software for our customers in the food processing value chain. And this platform is complementary to JBT. Marel’s services and solutions capabilities are mainly focused on poultry, meat, fish, and the pet food industries across the value chain. JBT and Marel are serving similar customers, but they are though focused on different parts across the value chain.

By combining the businesses we will have greater scale and offering to be a real partner of choice for our customers. So the complementary nature of JBT and Marel starts at the very top with a shared purpose and vision. The values of the two companies are also well aligned with focus on our people and customers, through collaboration, integrity and unity.

Moreover, the two companies have innovation at the center. And focus on growth and performance. Our goals are aligned to create a more sustainable food chain with the customer in mind and the customer in the center of the focus. And I have to say, the more time we have talked, Brian and I, the more time that we have kind of started to have the teams to engage, the more we have realized what the similarities are between the companies and how well we complement one another.

Brian^ slide 7: So, as it relates to the strategy of the integration and the value creation and the investment thesis, we have several broad themes. First and foremost the markets. JBT and Marel are blessed to play within resilient end-markets within the world. People have to eat. So the ability to tap into that ever-growing market, supported by not only population growth but also the innovation and the necessity for bringing things to our customers, like sufficiency, automation and sustainability. It is really advantaged to be together in this regard. For the solutions perspective, the combination of JBT offers something that will be truly unique in the marketplace. Our customers are continuing to look for places where they can be more efficient across a broader set of solutions. And that is very difficult. And food is a very sensitive processing opportunity whereby small problems within the alike create bigger problems as you go to such an extent you can have a partner that provides that support is critical. And that goes hand-in-hand with both the service on the digital side, on the service side, you may know that this is a very sensitive equipment, high volume. So bringing the two teams together creates a tremendous scale in that regard, so that we can identify places where we can best deploy those resources, both geography-wise and from an end-market perspective. Bringing that trust to our customers is critical, we will talk more about that in a moment.

Then, wrapping that in the digital framework, we both have good software solutions that we have introduced over the last several years. Putting that visibility across the activity of the service side of the performance equipment is important.

Sustainability. Our customers are on a very important sustainability journey to support the consumer and where they look to partner with their choices.

JBT’s technology offers wonderful opportunity along with Marel’s to bring that together more importantly. We have tremendous talent across the organization, looking forward to dipping into that talent, or application expertise, we have great engineers service and commercial organization. We know that industry extraordinarily well, we know how the food is made and we can support our customers in that journey. And then lastly, scale. Scale matters for many reasons. Operationally, commercially, I mentioned the service side. From the capital market side it brings efficiency. So we really are excited about going from the small-cap space in the middle-cap space, from a capital perspective but also from an operating perspective, just being a more efficient business.

Slide 8: In terms of the transaction overview, many of you know that we’ve that we really value the relationship that we’ve developed with Marel over many years and have long sought an interest in talking with them.

Our proposal goes back to November of this past year, where we started collaborating on what things could look like. We put a lot of thought into the structure that we put together. A structure that balances financial outcomes, social considerations as well as governance. So the tender offer you will see, is to acquire all the shares of Marel and transaction where Marel’s shareholders have a choice of cash, stock or combination thereof. However, it is very important to understand the proration feature which essentially guarantees that we will be at approximately a 65% stock, 35% cash mix,which means approximately 950 million EUR will go to Marel shareholders along with approximately 38% ownership and the new company. And as I mentioned we didn’t just think about the financial considerations, we talked about we thought about the social and the governance the management but I would like Arni to talk a little bit about the things that we discussed as we went along our journey.

Arni Sigurdsson^ Yeah I think that I think it was a mutual recognition around kind of Marel’s success as one of the largest companies in Iceland that success has been driven by its leading technology and has got a people and customer focused mindset and that performance culture and unity that we have as a part of our value. And as such, it was and remains a very important factor for Marel, for JBT and the board of both companies that we form and we build a combined or organization that builds upon Marel’s heritage. And we’ve taken efforts and taken steps to recognize that through the name of the combined company, JBT Marel, with the secondary listing on Nasdaq Iceland. Because JBT recognizes the great support that Marel has had with the with the current shareholder base that has supported Marel in its journey to create the leader that we are and then there’s also a recognition of the cultural importance of Marel’s operations and facility here in Iceland.

Brian Deck^ Absolutely. Additionally, we thought hard about the governance as you probably saw we have a combination of representation of Marel board members and legacy JBT board members on the ongoing board of directors as well as all the subcommittees and also importantly we will be naming Arni Sigurdsson as the President helping side-by-side with the business.

Slide 9: In terms of a little bit of visibility into JBT and Marel, specifically starting with JBT, we are about a 1.7 billion USD company, trailing four quarters and about 16.6% EBITDA margins and guidance to somewhere between 17 and 17.5% for 2024. Very critically if you look at the mix of JBT you can see between poultry, meat and fish, approximately 40% on things that directly correlate with the Marel side. Additionally, we have exposure to other areas as part of our diversification efforts over the last several years; beverage, fruit, ready-meals, automated guided vehicles, which is warehouse automation, as well as some pharmaceutical, nutraceutical and pet foods. So we really like that diversification but what is exciting, is that in our core markets of meat fish and poultry, Marel brings us some real depth and strength within those marketplaces.

Arni Sigurdsson^ Yeah and just to briefly tell on the Marel side of the last four quarters ending on March 31st, our team of 7,300 employees in over 30 countries generated around a 1.8 billion US dollars in revenue with an adjusted EBITDA margin of 12.4% and we continue to focus on improving that that EBITDA margin.

Slide 10: If we now move and talk a little bit through the market. The combined company is focused on attractive markets for consumption has very healthy growth prospects. Protein consumption growth is expected to be in the low to mid-single digits driven by the population growth and increased consumption per capita overall. It’s important to note that poultry is expected to be a winning protein due to consumer advantages related to affordability, versatility, ease of preparation and high in nutritional value. And it is important to note that because it is a big end-market for the combined company. Another great attractive element of poultry is that it has a lower environmental footprint as chicken converts feed to meat more efficiently than some of the other proteins requiring fewer resources per kilogram and also a big benefit on the poultry side, is that farming poultry has a very short life cycles, that helps with navigating the cycle. Consumer lifestyles and evolving nutritional kind of preferences are driving that mid-single-digit plus growth in those convenience foods, ready-to-drink and functional beverages which is another important market especially as we will have a broader ends of market for the combined company. Additionally, the pet food market, which we could have got to know through the acquisition of Wenger but where JBT has kind of been very active on, especially on the wet pet food side, we expect that to continue to grow in the mid-single digits.

Slide 11: It is also important to note, and this is a recurring story that we have talked about, that the combined company should grow even faster than the end consumer market. That is because not only do our customers need to fulfill that end market growth but they’re also very focused on improving their own operations. Firstly, the consumer is constantly evolving and demanding kind of various new products for flavors and dietary preferences and that requires our customers to do product innovation new product launches and so on, and we are often helping our customers working hand in hand to do those innovations.

Secondly, our customers are putting great emphasis on operational efficiency and automation. That is due to the factors that labors scarcity is great, they want to improve their yield and they want to improve food safety and quality, and also use less energy and water to do that. Lastly, our customers are continuing to see stronger partners across the value chain. They are able to provide integrated lines and solutions with equipment, software, leading customer care with capable and responsive parts and service delivery. And with that increased scale we’re able to kind of do that quite well.

So, with the combination we will able to offer kind of this breath or solution and services ready to meet our customers’ requirements and demands around the globe, and that will allow us to target a mid-single digit growth rate through the cycle.

Brian Deck^ slide 12: It’s important to understand the complementary nature of our respective portfolios and how that brings value to our customers. Here is a couple of examples of where we could do that. Now is only a small subset of the broad portfolio that the combined company will have but two very important ones. First and foremost, if we talk about poultry. You can see in the dark blue were traditionally, Marel has been very strong. And then, on the gray side, where JBT has been strong. We meet in the middle on the secondary side. There is a few areas of overlap as represented in the light blue but by and large you can see this is a very complementary portfolio. So, when you think about bringing those solutions to our customers and the efficiency that comes with dealing with a single vendor, in their factories as they look to be more efficient from operations perspective, from installation perspective, and in the availability of service technicians across a broader portfolio this is a perfect example of how that works. Similarly, on the pet food side whereas Arni mentioned they’re stronger in the dry food side which typically means a little bit more in the upfront and then JBT tends to be strong on the wet packed food side as well as preservation packaging some of those and processes, that will complement our customers very well. And extraordinarily importantly is that we’re dealing with the same customer sets. So we’re bringing these solutions across customers that we’re both collectively working with today. We really feel this is an opportunity to create value for our customers as we roll out these combined and integrated solutions over the course of the next several years.

Slide 13: And service. I mentioned service at the onset. I think this is somewhat of an underappreciated value that both JBT and Marel bring to the customer and in general within our industry. As you may know cooking, cutting, heating, cooling food takes a lot of resources. And it makes it makes the equipment run 14, 16, 18 hours a day. So, you have to have tremendous capacity on this service tech side in order to be able to be there on the spot as necessary. Because one of the worst things that can happen to a customer, given the volume of food that is running through these systems, is downtime. Downtime is the is the biggest detriment to our customers. But also inefficiencies throughout the line we mentioned, you know, having these connected solutions. But having the ability to service make sure those solutions are always connected working well. The scale that the combined organizations bring with these 1,700 service technicians allows you to really optimize where you need generalists and specialists and geographic coverage. So, we are very excited, this is one of the best things about this opportunity because what happens if you have strong service capabilities—your customers learn to trust you because the uptime and the efficiency of the equipment, that’s where they that’s where they make their money, that’s their profitability. And to the extent that you can get to be that engaged partner with them. That’s the that leads to additional equipment sales because they trust you and they look for partners that support them in their daily operations, not just selling the piece of equipment and leaving. The other thing I would mention, not just the service side, but availability of parts is a big issue. Again for the same reason, the parts have to be available. So again, the scale that we bring together is very important in terms of being able to access the customer, get them the resources that they need on a parts perspective.

Arni Sigurdsson^ slide 14: Yeah, and on the software and digital capabilities, I mean I, I think it relates very much to the service story because it’s an important component there. And both Marel and JBT have been investing in their digital and software capabilities. Due to the value it creates for our customers. Digital solutions improve customer performance, but not only that, it provides us with the opportunity to improve our service and capture a greater share of wallet. And the reason why you’re able to do that because you’re able to have remote control, you’re able to monitor the equipment remotely, you have a better view on your install base and the solutions that are out there. So there’s a lot of opportunity both for the customers and for us as an organization. And if we look at our different solutions, we find that they are very complementary to one another. As an example Marel has been working on software capabilities for a few decades, believe it or not, first system was connected in the 90s. So we have been more focused on kind of manufacturing execution systems, a software that does line control and process control to optimize kind of that line, and overall line and equipment efficiency. If we look at kind of the JBT’s OmniBlu solution. It meets kind of Marel in the middle as it relates to machine effectiveness and efficiency. And then has kind of additional equipment usage monitoring for the purpose of predictive maintenance. And also to have fractionalized parts ordering and management and JBT has invested some interesting and capabilities on the parts ordering side, which I think will be very complimentary and I actually don’t know everything about it yet, but I’m looking forward to learn more as we continue to work together. So, kind of if, if we look at the just the combined platform that we will have. It will offer enhanced data insights for our customers to kind of have to improve their performance on their operation and improve their efficiency. But it also gives us an opportunity to have a greater scale, more streamlined kind of product development as we combine and optimize the resources on our side with a north star and a common goal.

Brian Deck^ slide 15: Okay, sustainability is a very important topic for JBT and Marel not only from our operating footprint and how we efficiently and effectively reduce our current footprint of our operations, but probably more importantly when you think about the value that we bring to the world and living our purpose it’s about bringing solutions to our customers and their sustainability journey as they look to address the concerns of the world and the consumers, consumers are looking for those brands and partners that they can hope to consume. As I mentioned earlier the cutting, the cooking, the freezing all the processes associated with preparing food takes a lot of energy, takes a lot of water, natural gas, electricity. So, having the innovation and the quality of the technology is what can bring more efficient processes to this equipment, it does require tremendous amount of technology but it brings very strong benefits especially when you start combining it over multiple pieces of equipment and then you can monitor it digitally speaking, and then give the customer the benefit so they have visibility in how they are performing along with their sustainability journey. And it also is about food security, safety, traceability so you bring that into the fold, and it really reduces things like recalls etc. So we have much better visibility, as well as food yield, food safety all those go hand in hand with the sustainability story that our customers are looking to create. At this point I turn it over to Matt Meister to talk to you specifically about some of the economics of the transaction and synergies.

Matthew Meister^ slide 16: Thanks Brian, the enhanced scale from the combination of JBT and Marel creates a diverse and significant global provider of technology solutions to the food and beverage processing industry. With the expected recovery of core protein markets and continuing deployment of new product introductions, digital capabilities, and enhanced focused customer service efforts, the combined company is forecasted to grow revenue from about $3.5 billion in 2023 to close to $4 billion 2025. Nearly half of the combined revenue is expected to come from resilient recurring revenue streams such as spare parts and service, equipment leases and refurbishments. And a continuous improvement mindset coupled with cost synergies is expected to result in an adjusted EBITDA margin of 16% in 2025.

Slide 17: The combined company will leverage JBT’s business system to drive a continuous improvement culture, proven to deliver financial and operational results. The current business system provides a set of tools and a rigorous process for leaders and their teams to identify inefficiencies and take corrective actions. Our relentless pursuit of continuous improvement requires performance reviews to be completed against a standard set of key performance metrics and creates the transparency and accountability to deliver results. The JBT system has been a key tool that has enabled JBT grow our EBITDA margins over 350 basis points over the last 5 years, and we expect this framework to be a critical tool for the combined company.

Slide 18: The scale and complimentary nature of this combination is expected to drive compelling cost synergies. Supported by a dedicated integration team, third-party consulting support and our business system framework, the JBT and Marel teams have been working together to refine and develop additional details on the expected cost synergies. And by the end of the first 12 months post-close we expect to generate annual run-rate cost savings of approximately $70 million, which we expect to grow to over $125 million by the end of year three. By the end of 2027 we expect synergies and cost of goods sold to result in more than $55 million in annual run-rate savings, $25-35 million should come from direct material savings, primarily as we leverage the purchasing scale of the combined business and transition to a more consolidated and efficient supply chain. Indirect spend savings are estimated to be $15-25 million with primary opportunities in logistics and reduction of overall spend. The remaining portion should result from optimizing our operations across a larger manufacturing footprint. In terms of operating expense, we anticipate more than $70 million of annual run-rate savings by the end of year three of post-close, primarily through the streamlining of the organisation including overlaps across various functions, systems and public company costs.

Slide 19: Combination of our core technologies and leading businesses creates an opportunity for revenue uplift for greater than $75 million by the end of the 3rd year post-close which we expect to convert at normal contribution margins. These revenue synergies are primarily the result of offering more integrated solutions across poultry processing and the pull through of equipment across our collective customer basis. You can see an example of this demonstrated by the illustrated equipment opportunity with the US poultry customers. Where JBT brings strength in coating, frying, cooking, and freezing which are complimentary to Marel’s strengths in grinding, mixing, forming, inspection and check-weighing. And overtime we expect the strength of the combined organization, and the scale quite frankly will be able to better serve and penetrate attractive emerging markets where we anticipate outsize growth.

Slide 20: We expect to not only create meaningful value from this combination but also maintain a financial flexibility to support continued investment in both organic and future inorganic growth. The transaction is expected to generate meaningful returns including cash EPS accretion in the first 12 months post-close, as well as double digit ROIC by year five. In support of the offer process, we have secured a bridge loan through the support of our banking partners. However, we expect to finance the cash portion of the transaction, as well as refinance the outstanding Marel debt through a combination of cash on JBT’s balance sheet and a more permanent financing structure made up of bank loans, term loans and potentially longer-term fixed rate debt instruments. From a leverage perspective, the combined company is expected to achieve greater than 100% free cash flow conversion to net income. And the combination of strong cash flows and growing EBITDA should allow us to delever quickly to well below three times by the end of 2025.

Brian Deck^ slide 21: So, from an integration perspective, we recognize the scale and the challenge of the opportunity that’s in front of us. Neither Marel or JBT have done something of this scale in the past. So, we’ve been thinking very long and hard with some support on how to do this right. And first and foremost, we’re looking at it from a North Star perspective, we have this shared vision, this purpose and this culture-driven, purpose-driven organization that we need to leverage first and foremost, I’ll talk more about that. But very importantly we want to look at this through the eyes of our customer. What are we doing to ensure that we’re protecting the existing business, as well as they get the benefits of that combination. And the way we are going to do that is through executive involvement and board involvement in the opportunity. We’ve created an Executive Steering committee Co-chaired by me and Arni and participants from others across the senior management team. We’ve also assigned a senior integration leader from both organizations, high level executives who have great visibility across their respective organizations that can drive actions using the tools that we put in front of them and the teams we put in front of them. To that end we have engaged BCG who has tremendous experience in large scale industrial combinations. They have got an incredible playbook that allows us to deploy the resources we need using that integration office, not only the leader that I mentioned that will be running the overall office, but also sub-committees, if you will, across the different functions. Such as operations, IT, HR etc. and these functions work really well as a part of this playbook. However, the one thing I’ve probably mentioned first and foremost before we get deep into the integration, we recognize the need to have a strong cultural connection between the businesses and a strong communication strategy. I think time and time history would tell you that culture can be a strong impendent for successful organizations coming together. So, before we even start on some of the financial integrations or addressing and bringing together the organizations through things like surveys, joint meetings, and really understand how we both collectively approach the way we think about the business and then really learn about each other because there’s more similarities amongst the constituents than there are differences. So, this is the first thing we are going to tackle, have a strong communication strategy so everyone knows what’s going on and then allow us by virtue, this shared culture, shared purpose, and vision to be better effectively addressing the synergies both from a commercial perspective and just bring the organizations together so that we’re better serving our customer.

Slide 22: So, to conclude, before we go to Q&A, we’re really talking about creating a leading platform across food and beverage technology. It’s expected to create shareholder, but most importantly, customer value. Because if we do the right thing for the customer, it creates plenty of value for the other stakeholders. As I mentioned, we have this wonderful access to growing and resilient end markets. People have to eat, and we have these wonderful solutions that are now enhanced by those deep relationships, the quality of our service, the quality of our product offering. And that enhanced scale allows us to better affect more effectively use those wonderful, that wonderful technology, the wonderful services, and cross sell-across those products and to support innovation. Marel is well known for its innovation. We look to leverage that as we go forward from here to ensure that we remain a growth organization as we emerge from the integration. And the continuous improvement mindset that JBT brings to the to the operation should really help us to get more efficient, across the various operations bring us together successfully from a margin expansion perspective. And then lastly, we do expect this transaction by virtue, everything we’ve talked about today to create meaningful shareholder value as well as value for our other stakeholders including our partners as well as our employees.

Slide 23: So, with that. We will open it up to Q&A, Tinna.*Applause*.

Moderator^ Thank you, Brian, Arni and Matt for a very insightful presentation. Now turning to the Q&A, very keen to open this up to the floor as I’m sure there are a number of questions in the audience today and online. And for those not in the room, a reminder that if you would like to ask a question, please e-mail jbtmarel.questions@arionbanki.is or if you’re in room, please raise your hand and we will hand you a mic. As a reminder, we will only be taking questions relating to the transaction today and we’ll not be providing guidance on current trading or new material disclosure regarding the transaction itself.

QUESTION AND ANSWER:

Moderator^: Now I can see that microphones are being handed or circulated and whilst we wait for those to be handed over, I’ll kick us off with a couple of questions we have received online already. We have a couple arranged the future potential and so I will combine into the following; What does this actually mean for our customers, especially in terms of revenue synergies? Could you perhaps outline how this will enable us to better offer for our customers?

Brian Deck^ Sure, I’ll give some perspectives and then I’ll ask Arni to speak as well. As I mentioned earlier, the combined solutions, the scale that we provide on both technology as well as service will make us a differentiated partner. They’re looking for partners that can support them through their trials, tribulations. Engineering resources are a difficult thing. They our customers want to focus on the things that they create value for them and it’s not making sure pieces of equipment connect with one another. So, that’s really the primary value that we bring commercially is that interface between service technology, Arni you’ve got some great thoughts on this.

Arni Sigurdsson^ Yeah, no, I would just echo that on that opportunity to create more seamless integration, across the lines and also between equipment, software and services and, and the example that I used, because there was so fascinating when I was visiting a McDonald’s supplier, you saw basically Marel being kind of on the forming side you show JBT on the coating side, Marel with an oven JBT with the freezer. You just saw immediately the opportunity, if you’re able to synchronize a little bit better to create that seamless flow, well, you can do on the service side with the technicians to either just improve and the frequency of the visits if you cross-train or you can deploy those resources elsewhere with other customers. And maybe just to add also because we talked quite a bit about the line, I think there’s also an opportunity from a revenue synergy standpoint for Marel to get access to some of those end markets that have been less in focus on the Marel side, but you saw kind of the end market diversification on the JBT side and as we’ve kind of looked at the portfolios, then some of the ovens and so on. And you know in your kitchen you use the oven to cook all kinds of different food, not only poultry, meat and fish. So, the opportunity to also kind of get access to that sales channel for the Marel solutions will also be an opportunity to drive some of the revenue synergies.

Moderator^ OK. And we’ve also received a couple of questions around integration. Could you talk about how you are managing the integration to ensure alignment and success as a combined company?

Brian Deck^ Sure. And I will pick up where I left and that second to last slide, which is we’re taking this integration very seriously. By engaging BCG who brings a tremendous set of tools, we think we’ve got the best-in-class partner to support us there. But more importantly, as I mentioned, bringing these cultures together before we actually start an execution, we think is critical. So abiding by the tools and the processes, we think we have a winning formula.

Arni Sigurdsson ^ And I would also just highlight, I went through it on the shared vision and purpose and the values and that is something that JBT, when they went through their new vision and values that was a bottom-up exercise. So it really reflects that organization and of how they view the world, and you can see how well that aligns with the Marel vision. Fortifying the future of food, transforming the way food is processed, this really rhymes, and then also if you look at the values. And then as a part of the integration, we are putting a lot of emphasis on some the kind of work stream that would be let say HR oriented around the culture, around communication. There’s also a dedication on chains, kind of those elements that are really kind of the foundation to get alignment with the senior leadership, but also broader in the organization to make sure that we have kind of the building blocks and the platform to really then go into some of the specifics that you would expect in an integration, that we kind of Matt also went well through. So that’s really what we’re focused on. So that is the kind of clear strategy, clear North Star that you kind of talked about, those are the key elements that we have talked about and continue to focus on.

Moderator^ OK. Thank you. Next question comes from Klaus Berglund from Citi and his question reads: It’s on the margin uplift. Thinking outside of the more straightforward cost synergies and looking to the aftermarket, the software side, et cetera. This was a Marel bullet point before in terms of growing after market share. What is JBT bringing to the table in terms of software and aftermarket capabilities? And what kind of growth rate do you think is achievable midterm on the recurring side and what are the key drivers?

Brian Deck^ Sure. Thank you, good question. The recurring revenue has been a huge part of the JBT story for those that have followed us over the years. When I stared at JBT, our recurring revenue mix was in the lower, right about 40% and through a concerted effort and really understanding where your deployed base is and what the expected revenue per each piece of unit is out there. We established a really well-developed strategy to go after those customers. And over the course of the last several years, we have grown that revenue mid-single digits, outpacing our equipment revenue growth, and in fact now we are sitting at somewhere in the low fifties in terms of percent of revenue mix. So we have been tremendously successful in that. Marel is also on its own journey as regard to that and they have been growing their aftermarket side as well. I think there’s some certain things that we can add, Arni speak to that a little bit? But you combine that capabilities along with the investments we have made in the software side as well. I think we have got a great opportunity to go further from here together.

Arni Sigurdsson^ Yeah and I think those digital capabilities that we talked about are a key enabler and a driver behind that. The parts ordering system, I think that’s something that we can definitely leverage. Then Marel just kind of a couple of weeks ago, we actually opened up the global distribution warehouse that we have in Eindhoven, which is really geared for the future, really through the vision of transforming the way food is processed with a lot of the latest and greatest in terms of automation and efficiency. And it’s also built for growth, so there’s capacity there. Those are some of the building blocks and pillars that we will kind of continue to look towards, to drive that services business, because it is becoming the number one factor when we talk with our customers, the service quality and then also kind of parts delivery, lead times and quality. So it will be a continuous effort. We’ll look forward to going to benchmark a little bit more. We have done a little bit of exercise also kind of on share of wallet and how do we make sure that we are kind of focused on that front and JBT has done that as well. We’re not there yet, but we will get to that when we continue to work over the next few months.

Moderator^ Ok. Thank you. And the second question from Klaus is on the poultry verticals and the regulatory process. So poultry is 24% of JBT’s equipment orders and 48% at Marel. Complementary and so far that Marel is more upstream versus JBT downstream and you’re now going through the regulatory period which is a pretty long one, through November. How are you guys thinking about the anti-trust here on the poultry side? Keen to understand this better.

Brian Deck^ Well, as we have demonstrated and as you mentioned, the overlaps are surprisingly small, and that is again, given Marel’s focus on primary and secondary, we do meet in the middle and secondary, but we are providing different products. And then JBT has its strengths in the downstream side. The overlaps, even in poultry are fairly limited. In fact, for those that you don’t know, we have already submitted and got through the initial 30 day, US anti-trust process with the Department of Justice. Through that 30-day process, which was intense, a lot of data sharing between us and Marel,they determined in fact that they decided to not open up a formal investigation because of that lack of overlap. So that is a very promising, when you think about it from other jurisdictions, particularly here in Europe, because US poultry was the area of most overlap, you could argue, and therefore we feel very good about the process as we go from here. Now each jurisdiction has its own idiosyncrasies, their own timing, their own resources that they apply to it. So we don’t know the exact timing obviously of how that’s going unfold, but if we use the US anti-trust side of it as a bit of a hopefully a precursor to how that is going to unfold, we feel confident.

Moderator^ Good, and now turn to the audience here in Iceland. Are there any questions from the room? Yes over there.

Question from the floor^ Yes, maybe a little bit about the cost synergies that you mentioned and outlined in the slides. And maybe how competent are you regarding different parts of the of the synergies? And how do you see it play out time wise? Which part will play out within 12 months and which part would take a bit longer?

Brian Deck^ I will start give a little colour, and I think both Arni and Matt could probably provide some perspective on this. Originally when we started on this, we were working off a very relatively high level hypotheses in terms of what large scale mergers would typically see, both on the cost of goods sold side and on the SG&A side. So over time as we were able to engage with Marel on a deeper level once we got some further progress on the back and forth on, on the offers and ultimately on the transaction agreement, it will really allowed us to share some data and further refine those efforts. So we do feel good about the buckets that you see, you can see the refined it from an overall number to some specific categories that we’re focused on. Maybe get your perspective in that?

Arni Sigurdsson^ What we have been focused on is obviously kind of timing and what kind of work can we focus. And I would say that for example, what JBT has done on the procurement side where it kind of got a little bit of insight on and have a data cube where it could have been able to map that into a central system to have a lot of visibility on the procurement side. It can be a great benefit because there is a big part of the opportunity on the synergy side on both kind of direct spend and then what we call non-product related spend, which is around some of the, for example exhibition where you can get some scale of benefits in other areas. But maybe Matt you add a little bit?

Matthew Meister^ Yeah, I would just say in terms of confidence on the cost of goods sold side because of our experience at JBT and our JBT business system, I think we are very confident in the possibility of realizing those savings on the cost of goods sold, especially with the supply chain. It’s something we have been working on for the past five or six years. Certainly there were some challenges associated with COVID, but the team worked through that and are experiencing significant benefits on the supply chain side, including, as Arni said on logistics. Beyond that, I think we have worked, again, together with Marel to understand where there are overlaps especially around systems, public company costs and other activities within the operating expense. And we feel very comfortable that those savings are realizable. And timing wise, as we’ve said, we expect to exit the first year post close at a run rate of about $70 million in savings. That should continue to grow and most of the activities will be realized and taken within the first two years, to be able to hit that run rate savings number in year three.

Moderator^ OK. Thank you. And turn you back to the online audience, we have a question from Andre Mulder from Kepler. And the question is: You will keep the Icelandic listing but not the Amsterdam one. Could you please comment?

Brian Deck^ Sure. If you look at the shareholder base of JBT and Marel, it’s highly concentrated between the US market and the Icelandic market. It would be very unusual to see a company carrying three listings, so we do feel that the that the Netherland’s listing, shareholders certainly have the opportunity to trade shares within the New York Stock Exchange, which is obviously the most liquid market in the world, or within the Icelandic market. So it really is aligning with the ownership percentages that we see.

Arni Sigurdsson^ Yeah, I would just add quickly. It is really around that ownership and shareholder base. I mean it does not have any indication around the operational side. Obviously, Netherlands is the largest country on the Marel side, where we have operations across poultry, meats, and also across the value chain, but it is really around kind of how that shareholder structure is for kind for Marel today and then for the combined company.

Moderator^ And I will just follow up with one from Andre as well: And you set the minimum acceptance level at 90%, and Dutch takeover is the minimum is usually set at 95%. Is there any reason for that?

Brian Deck^ Well, mainly because this is the legal process is Marel, HF. is an Icelandic business and those are the rules under which we are operating.

Moderator^ And then we have a question in the room as well over there.

Question from the floor^ Hello my name is Þórólfur Árnason and I am one of the startup guys, more than 40 years ago here in Iceland. So I am mostly interested in the operation and plans for the future for the Icelandic operations. I have two questions: What is the combined interest of Marel in Iceland for the merged company? And secondly, internationally in sales and marketing, what are the synergies based on the countries and the areas, both companies are operating in already?

Brian Deck^ From Icelandic specific exposure, JBT has not a whole a lot of operations here, so we would expect to fully leverage the resources we have in Iceland. JBT has a limited exposure to fish, Marel has a wonderful exposure to fish. I have a fundamental as well, I believe Arni shares this, that fish fundamentally is a great market to be in. When you think about not just the population growth, but the attractiveness of fish, similarity to poultry in terms of the lowest sustainability footprint, the ease of aquaculture farming, as well as the health benefits that comes along with fish. And you combine that with automation and the things that costumers need for the efficiency perspective. We think there is a winning formula as we improve the operations and allow that the return of capital, if you will, or increased a profitability, to reinvest into growing that business. We are very excited about the prospects of continue to invest on the fish side. The second question was with regard to sales and marketing globally. In terms, if you see the numbers that we put up, the savings associated that, was relatively small in the grand scheme of the overall savings. And the reason is we fully intend to protect the commercial resources that we have as we as a customer facing and that’s important because as a growth company we want to make sure we get the benefit of the cross-selling and all the things that we talked about so the benefits on the commercial side are really more about the administration and some of the back office and IT systems associated with those work streams. Anything else either you want to add?

Arni Sigurdsson^ No, I think you covered it well. I think I could just put it in perspective as well, I mean the Icelandic operation on the Marel side we are around 750 people in Iceland out of what combined organization would be around 12,000 team members. So it is a very important location also due to us being kind of we’re highly educated, we’re innovative, we’re entrepreneurial and that’s some of the kind of the core values and the DNA of Marel that we will continue to build on—to be a growth company and to kind of continue on driving organic growth through innovation, but also complementing that with strategic acquisitions when the timing is right. So I think that is recognized and we will drive forward in that direction.

Moderator^ OK. I’m going to turn back to the online audience. And this one comes from Andre Mulder from Kepler. Can you give us more colour on leverage at closing and what you expect in terms of comfortability within the expected covenants. Do you have any plans for faster repair, for example by means of a capital injection?

Matthew Meister^ So certainly the leverage that we expect that close is dependent upon the performance of the businesses over the next period of time while we are operating independently. But based on the information that we have and the performance of the business, we expect that to be at about that 3.5 times ratio. As part of this transaction, JBT has actually worked with our bank group to get an amendment to our current bank agreement that expands our leverage ratio on the bank debt five times EBITDA, with plenty of room to support this transaction at the 3.5x to that 5x and that’s just for the bank debt. Total leverage, cause JBT has some other debt out there, we actually have the ability to go up to 5.75x. I want to be really clear, that is not ever our intent. You know our goal is to disclose to that 3.5x at close and then utilize the strong cash flows and the growing EBITDA from the two businesses to deliver quickly to that two or three times. That two to three times leverage ratio that we’re targeting after 2025 is really within the range that we are comfortable operating in as a growing and acquisitive company. And so there really is in our mind, no need for any other actions or transactions to take place in order for the business to get within that two to three times the ratio that we are comfortable to operate in.

Moderator^ OK, Thank you. I want to squeeze in a couple of questions from the online audience as well. So just bear with me. Regarding investor communications and engagement with the shareholders of both Marel and JBT. Any problem that you would expect based on these talks and have you talked to the main shareholder Eyrir Invest?

Brian Deck^ Sure, good question, so on the JBT side, we’ve been engaging them since some of the news went public back in November, so we continue to have good conversation with them and I think it’s crystal clear on the industrial logic of the combined businesses. And the Marel side once we were able to sign the transaction agreement in April, that gave us some flexibility with Arni and team and their IR staff to start reaching out to the Marel shareholders, inclusive of Eyrir. So we had an on-site Eyrir event to meet with their shareholders a little bit over a month ago. So we met with them but also the individual shareholders within Eyrir or so it was a great event. Again, crystal clear that everybody appreciates and understands the industrial logic of the transaction. Obviously everyone has their own thoughts on the finance, the financial economics, etc., but all the conversations have been good. And then obviously this milestone event today with the launch of the offer allows us to obviously have this wonderful event as well as on a one-on-one conversations here in Iceland, over the course the week as well as we’ll be visiting London. So we’re going to get some really great penetration amongst the top shareholders and like I said, so far so good in terms of the engagement and the understanding of the logic.

Moderator^ I think, I’m afraid that would be have to be your last question today. So before we wrap up, I’ll hand over to Brian Deck for some closing remarks.

Brian Deck^ Well, again, thank you all of you for joining today, I think you can see the compelling logic of bringing two leaders within our space together, driven by the needs of our customers for more efficient operations, sustainability, and getting through the challenges that they have on a day-to-day basis. But moreover, when you think about, who JBT is, who Marel is, the higher level our purpose, fortifying the future of food, transforming the way food is processed. We really have a tremendous opportunity in terms of our impact on the world. So we’re excited about that, and what it means to not just our customers, but to our shareholders, and to our employees as we engage in this journey. We invite you all to join us on that journey. Thank you all.

Moderator^ If you have any questions and follow up, just reach out to the IR teams. And with that, let me draw the event to close. Many thanks for your time and continued support. Take care and have a great day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that JBT’s stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the offer in a timely manner or at all; the risk that the offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4 (the “Form S-4”), including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT has filed with the SEC the Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) a prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”) and an offer document, which have been approved by the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://ir.jbtc.com/overview/default.aspx as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the offer. You may obtain free copies of these documents as described in the preceding paragraph.